Exhibit 99.1

ASM International announces Update of Discussions between

Shareholders and Request for Suspension of Enterprise Court Proceedings

ALMERE, The Netherlands - January 28, 2009 - ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) said today that its largest shareholders Arthur del Prado and Hermes have reached a common understanding that, not least in light of the current extremely challenging market, it is necessary for ASMI to strike a better balance between technology development and commercialisation in order to achieve acceptable returns and create shareholder value.

Mr. Arthur del Prado and Hermes also share the view that to achieve this, the management board needs strengthening and the upcoming vacancies in the supervisory board need to be filled appropriately. These changes, together with the cancellation of the preference shares, held by the ASMI Continuity Foundation, would allow the current conflict between ASMI and certain shareholders and other parties to be terminated.

Hermes and Mr. Arthur del Prado have requested that the company’s supervisory board urgently takes action to strengthen the management board and that particular emphasis is placed on independence in nominating a successor to the current Chairman of the supervisory board. Further they have requested that, in considering candidates, the board ensures sufficient industry, financial and corporate governance knowledge among its members. Discussions between Hermes and Mr. Arthur del Prado concerning suggestions for suitable candidates for the supervisory board will be continued in the coming period.

In a letter to the Enterprise Court, the ASMI Continuity Foundation has expressed its intention to redeem the preference shares, presuming that a peaceful relation between ASMI and its shareholders has been restored. Hermes and ASMI have agreed to request the Enterprise Court to delay the hearing requested by Hermes to be scheduled for 5 February 2009 to a date in mid March so as to enable Mr. Arthur del Prado and Hermes to continue and conclude their discussions. Thereafter, presuming appropriate progress on the common requests of Mr. Arthur del Prado and Hermes, Hermes will consider withdrawing from the pending proceedings with the Enterprise Court and ASMI will consider proposing to the AGM in May 2009 that the preference shares issued to the ASMI Continuity Foundation are cancelled following termination of the Enterprise Court proceedings.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Investor Contacts:

Erik Kamerbeek - +31 653 492 120

Mary Jo Dieckhaus - +1 212 986 2900

Media Contact:

Ian Bickerton - +31 20 6855 955; Mobile: +31 625 018 512

Charles Huijskens - +31 20 6855 955; Mobile: +31 653 105 072